December 14, 2016

JOHN HANCOCK BOND TRUST

601 Congress Street

Boston, Massachusetts 02210

December 14, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ms. Kimberly Browning

Re: John Hancock Bond Trust (the “Trust”) — File Nos. 002-66906 and 811-03006

Amendment to Registration Statement on Form N-1A

Dear Ms. Browning:

We submit this letter in response to comments received by telephone on November 15, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 120 under the Securities Act of 1933, as amended, and Amendment No. 124 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 30, 2016, accession no. 0001133228-16-012933 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class NAV, Class R2, Class R4, and Class R6 shares of John Hancock ESG Core Bond Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

I.	General Comments

1.	Comment — Please fill in missing information and remove brackets around information provided in the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The Trust has made the requested changes.

December 14, 2016

2.	Comment — Please confirm to the Staff that any conforming changes will be made throughout the prospectuses and SAI, as needed.

Response — The Trust so confirms.

II.	Prospectus Comments

3.	“Fees and Expenses” and "Expense Example"

a.	Confirm that the Fund is not required to disclose Acquired Fund Fees and Expenses (“AFFE”) as a separate line in the Fee Table pursuant to the requirements of Form N-1A.

Response — The Trust anticipates that AFFE for the Fund’s first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

b.	Please confirm supplementally that the advisor may not recoup any expenses or amounts waived under the expense limitation agreement.

Response — The Trust hereby confirms that the advisor may not recoup any expenses or amounts waived under the expense limitation agreement.

c.	Please confirm supplementally that the fee waiver and expense reimbursement reflected in the footnote to the fee table will remain in effect for no less than 1 year from the effective date of the Registration Statement and that the related expense limitation agreement will be filed as an exhibit to the Registration Statement.

Response — The Trust hereby confirms that the fee waiver and expense reimbursement reflected in the footnote to the fee table will remain in effect for no less than 1 year from the effective date of the Registration Statement. With respect to the filing of the related expense limitation agreement, the Trust respectfully notes that the agreement will be filed as an exhibit to a subsequent amendment to the Registration Statement.

d.	In the footnote to the fee table that discloses the contractual expense limitation, please disclose who can terminate such arrangement prior to its expiration date and under what circumstances.

Response — The Trust notes that no party (including the Board) has the authority to terminate the Fund’s contractual expense limitation prior to its expiration date. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

e. — Please confirm that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table.

Response — The Trust so confirms.

December 14, 2016

4.	“Principal Investment Strategies” and “Principal Risks”

a.	Please confirm that all principal strategies, and any corresponding risks, are addressed in the prospectuses consistent with the requirements of Items 4 and 9 of Form N-1A.

Response — The Trust so confirms.

b.	The Staff notes that “Credit and counterparty risk” includes references to “over-the-counter derivatives.” Please consider adding derivatives as a principal investment strategy of the Fund, if applicable.

Response — As investing in derivatives is not a current or anticipated future strategy of the Fund, principal or otherwise, the Trust respectfully declines to make any additions to the principal investment strategy in response to this comment. The Trust also notes that it has removed the references to “over-the-counter derivatives” from the “Credit and counterparty risk for the Fund.”

c.	In “Transaction policies—Valuation of securities,” it is stated that investments in underlying funds that are not exchange-traded funds are valued at net asset value. Please consider adding investment in other investment companies as a principal strategy of the Fund, if applicable.

Response — As investing in other investment companies is not a principal strategy of the Fund, the Trust respectfully declines to make any changes in response to this comment.

d.	Please clarify whether the term “manager” under “Fund summary—Principal investment strategies” refers to Breckinridge Capital Advisors, Inc. (“Breckinridge”) or some other entity. Please also disclose who is responsible for establishing the sustainability criteria for the Fund, and address whether the sustainability criteria is objective or subjective, whether such criteria will be made public, and where investors may find such criteria.

Response — The term “manager” refers to the Fund’s subadvisor, Breckinridge. Because the investment portfolios of most funds in the John Hancock fund complex are managed by subadvisors, the term “manager” is used stylistically across the funds’ prospectuses to refer to a fund’s subadvisor. Further, Breckinridge will be responsible for establishing the sustainability criteria for the Fund according to its own subjective criteria. As Breckinridge evaluates potential investments according to a “proprietary framework” as noted in the prospectuses, the specific criteria is not expected to be made public.

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

December 14, 2016

e.	Please enhance the discussion of environmental, social, and governance (ESG) criteria with respect to “factors” and define “best in class” in plain English.

Response — The Trust notes that it has enhanced the relevant disclosure with respect to each of corporate and municipal bond investments. For corporate bond investments “[f]actors resulting in a ‘best in class’ ESG profile may include low or improving pollution or emissions, exemplary health and safety records, minimal risk related to controversies, strong disclosure and transparency policies, and independent board member representation,” and for municipal bond investments “[f]actors resulting in a ‘best in class’ ESG profile may include environmental initiatives, income distribution and median income trends, employment sector diversity, and access to high-quality and affordable school systems, housing, and healthcare.” The Trust submits that it has updated the Principal investment strategies accordingly.

f.	Please define what is meant by “other fixed-income securities” as that phrase is used in the Fund’s 80% test.

Response — The Trust respectfully submits that the third paragraph of the “Fund summary — Principal Investment Strategies” (and corresponding disclosure in the “Fund details — Principal Investment Strategies”) for the Fund includes the following disclosure which qualifies the phrase “other fixed-income securities”: “ [t]he [F]und invests primarily in a broad range of…fixed-income securities, including…corporate bonds and debentures, municipal securities (both taxable and tax-exempt) issued by local government authorities, mortgage-related and asset-backed securities, securities issued by the U.S. government or its related agencies, securities issued by foreign governments and corporations, and securities issued by supranational entities.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

g.	The Staff notes that the “Principal Investment Strategies” only address bond credit ratings “at the time of purchase.” Please discuss the policy regarding bonds that are subsequently downgraded.

Response — The Trust submits that it has added the following disclosure as the new fourth paragraph of the “Fund summary — Principal Investment Strategies” (and added corresponding disclosure in the “Fund details — Principal Investment Strategies”):

Based on the manager’s discretion, the [F]und may at times continue to own securities that have been downgraded to a below-investment-grade credit rating, such as when the security in question is nearing maturity. Under normal circumstances, the [F]und’s portfolio will maintain an average credit rating of investment grade.

h.	Please discuss any target portfolio allocations the Fund may use.

Response — The Fund does not have any target portfolio allocations, but it is expected that under normal circumstances the manager will “allocate a portion of the Fund’s portfolio to each of corporate bonds, municipal bonds, and government-related securities.” A statement to this effect has been added to the end of the sixth paragraph within the “Fund summary — Principal Investment Strategies” (and corresponding updates have been made to the “Fund details — Principal Investment Strategies”).

December 14, 2016

i.	Please discuss applicable duration policies.

Response — The Trust respectfully submits that the first paragraph of the “Fund summary — Principal Investment Strategies” (and corresponding disclosure in “Fund details — Principal Investment Strategies”) includes the following disclosure:

The manager seeks to maintain an effective duration within approximately six months of the portfolio duration of the securities comprising the [F]und’s benchmark index, the Bloomberg Barclays U.S. Intermediate Government/Credit Index. As of June 30, 2016, the duration of the [F]und’s benchmark index was 4.1 years.

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

j.	Please address what actions the manager will take if a portfolio company no longer meets the manager’s ESG criteria.

Response — The Trust submits that it has added the following disclosure to the last paragraph of the “Fund summary — Principal Investment Strategies” (and updated the “Fund details — Principal Investment Strategies” accordingly):

The manager may elect to upgrade or downgrade its opinion of a corporation or municipality’s ESG profile, which could impact whether the manager buys or sells a bond issued by that particular entity.

k.	Please confirm whether “foreign” governments and securities may include those of emerging markets.

Response — Although investment in emerging markets is not a principal investment strategy of the Fund, emerging markets are not excluded from the “foreign” governments and securities in which the Fund may invest. Accordingly, “Emerging-market risk” has been added as a sub-risk of “Foreign securities risk” in the Fund’s prospectuses.

l.	Please disclose what instruments are eligible for the remaining 20% of the Fund’s portfolio not subject to the 80% test, and also confirm whether there is a “principal” strategy for the fund to invest 20% in cash or cash equivalents.

Response — The Trust confirms supplementally that there are no additional principal investment strategies related to the Fund not disclosed in the prospectuses. The Trust further confirms that investing 20% in cash or cash equivalents is not a principal investment strategy of the Fund and submits that it has revised the related disclosure to state as follows, and removed the disclosure from the “Fund summary — Principal Investment Strategies”:

For liquidity and flexibility, the fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in investment-grade short-term securities. The fund may temporarily invest in investment-grade short-term securities, cash, or cash equivalents for the purpose of meeting redemption requests or making other anticipated cash payments.

December 14, 2016

5.	Comment — The Staff notes the “Responsible investing risk” and suggests adding disclosure that investing in a universe of ESG securities may result in restrictions on eligible investments and/or less profitable investments.

Response — The Trust respectfully submits that the “Responsible investing risk” disclosure includes the following:

Investing primarily in responsible investments carries the risk that, under certain market conditions, the fund may underperform funds that do not utilize a responsible investment strategy.

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

III.	SAI Comment

6.	Comment — Please revised the disclosure related to “Concentration” in the Fund’s “Investment Restrictions” to state that the Fund “will not concentrate its investments in a particular industry or industries” and make corresponding changes for consistency.

Response — The Trust respectfully submits that it discloses that the Fund “will not concentrate its investments in a particular industry, as that term is used in the 1940 Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.” (emphasis added), and that it believes the foregoing is adequate and consistent with disclosure requirements, including Section 8(1)(E) of the 1940 Act. The Trust respectfully declines to make any changes in response to this comment.

In connection with the Amendment, the Trust acknowledges that the Trust and its management are aware that they are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding the Staff’s review and comments on the Registration Statement.

If you have any questions, please call me at (617) 572-4575.

Sincerely,

/s/ Sarah M. Coutu

Sarah M. Coutu

Assistant Secretary